SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
DEALERTRACK HOLDINGS, INC.
(Name of Subject Company (Issuer) and Filing Persons (Offeror))
Common stock, $0.01 par value
(Title of Class of Securities)
242309102
(CUSIP Number of Class of Securities (Underlying Common Stock))
DealerTrack Holdings, Inc.
1111 Marcus Ave., Suite M04
Lake Success, NY 11042
(516) 734-3600
Attention: Corporate Secretary
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Andrew J. Varner
O’Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, NY 10036
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0- 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: N/A	Form or Registration No.: N/A
	Filing Party: N/A	Date Filed: N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.

	☐	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On April 29, 2009, DealerTrack Holdings, Inc. (“DealerTrack” or the “Company”) filed a Preliminary Proxy Statement for the Annual Meeting of Stockholders of DealerTrack to be held on June 17, 2009 (the “Preliminary Proxy Statement”), which among other things contains a proposal to be submitted to the Company’s stockholders to approve a stock option exchange program for employees other than the Company’s named executive officers and directors (the “Proposed Stock Option Exchange”).
The Preliminary Proxy Statement attached as an Exhibit to this Schedule TO does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The Proposed Stock Option Exchange will only be commenced, if at all, if the Company’s stockholders approve the Proposed Stock Option Exchange.
The Stock Option Exchange Program has not commenced and is conditioned upon stockholder approval. DealerTrack will file a Tender Offer Statement with the Securities and Exchange Commission (“SEC”) upon the commencement of the Stock Option Exchange, which DealerTrack option holders should read before participating in the program, as it will contain important information. DealerTrack option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov . In addition, option holders may obtain free copies of the documents filed by DealerTrack with the SEC by directing a written request to: DealerTrack Holdings, Inc., 1111 Marcus Ave., Suite M04, Lake Success, NY 11042, Attention: Investor Relations.

Item 12. Exhibits

Exhibit Number	Description

99.1	Preliminary Proxy Statement for the 2009 Annual Meeting of Stockholders (filed with the SEC on April 29, 2009, and incorporated herein by reference).